[letterhead of Causeway Capital Management LLC]

August 18, 2014

VIA EDGAR

Stephanie Hui
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)

Dear Ms. Hui:

This letter responds to the comments you provided by telephone to the undersigned on August 15, 2014 relating to the preliminary proxy statement filed pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 to be used in connection with the Special Meeting of Shareholders of Causeway International Opportunities Fund (the “Fund”), a series of Causeway Capital Management Trust (the “Trust”), to be held on September 26, 2014.  The Special Meeting of Shareholders will be held for shareholders of the Fund to consider a new investment advisory agreement for the Fund with Causeway Capital Management LLC (“Causeway”).  A definitive proxy statement, reflecting responses to your comments and other updates, is concurrently being filed the date hereof.  Unless otherwise noted, defined terms have the same meanings ascribed to them in the proxy statement.  For ease of reference, we have set forth below your comments, followed by responses to those comments.

General

1.     Comment:  Please confirm that the proposed Investment Advisory Agreement will not take effect until the proposed restructuring is effected such that there would be no overlap of the Fund paying fees to Causeway under the proposed Investment Advisory Agreement and Causeway also effectively receiving fees from the Fund through its investments in the underlying Causeway Funds.

Response:  We confirm that the proposed Investment Advisory Agreement would not take effect until the Fund begins to make direct investments in securities and is no longer a shareholder of the underlying Causeway Funds, and thus there would be no overlap in fees.  Although the Special Meeting of Shareholders is scheduled for September 26, 2014, the restructuring of the Fund is not expected to be effected until October; the proposed Investment Advisory Agreement would not take effect until the restructuring is consummated, even if it is approved on September 26, 2014.

2.     Comment:  The proxy statement contains a table comparing the investment advisory fees earned by Causeway under the current Investment Advisory Agreement for the fiscal year ended September 30, 2013 and the amount that would have been received if the proposed Investment Advisory Agreement was in effect during that period.  In the lead-in to that table, please disclose that the fees that would have been earned under the proposed Investment Advisory Agreement are “before fee waivers and reimbursements,” as you already disclose for the actual effective fees.  Also, in the footnote to the table, please disclose the percentage decrease between the current effective fee paid by the Fund and the fee that would have been paid under the proposed Investment Advisory Agreement.

U.S. Securities and Exchange Commission
August 18, 2014

Response:  The disclosure has been revised to indicate that the amount that would have been received by Causeway also is “before fee waivers and reimbursements.”  In addition, the footnote to the table has been expanded to note that the fee under the proposed Investment Advisory Agreement would decrease by approximately 5%.

3.     Comment:  In the discussion of the proposed waiver/reimbursement by Causeway, the disclosure indicates that “Causeway has agreed to waive its advisory fee and, if necessary, reimburse expenses” to limit Fund expenses.  Please revise the disclosure to indicate that Causeway has agreed to waive “a portion of its advisory fee,” since it may still receive fees and may not be waiving its entire fee.

Response:  The disclosure has been revised as requested.

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If you have any questions concerning the foregoing, please do not hesitate to contact me at (310) 231-6181 or my colleague Turner Swan at (310) 231-6117.

Sincerely,

/s/  Kurt J. Decko

Kurt J. Decko

Cc:	Turner Swan
Causeway Capital Management LLC

Mark D. Perlow
K&L Gates LLP